

March 31, 2015

Via E-mail
Thomas S. Olinger
Chief Financial Officer
Prologis, Inc. and Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

Re: **Prologis, Inc. and Prologis, L.P.**
        Form 10-K for fiscal year ended December 31, 2014
        Filed February 25, 2015
        File No. 1-13545 and No. 1-14245

Dear Mr. Olinger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Store Analysis, page 26

1. In future annual filings, please reconcile same store portfolio – rental income, rental expenses and NOI on a full year basis. Additionally, please confirm for us and revise your disclosure in future periodic filings to reflect, if true, that the reconciling item for unconsolidated co-investment ventures represents your share of the unconsolidated co-investment. To the extent that the reconciling item for unconsolidated co-investment ventures represents total rental income, rental expenses and NOI for the unconsolidated co-investment ventures, please tell us how you determined that presentation is appropriate.

Funds from Operations ("FFO"), page 37

2. In the table on page 40, please tell us how the line items "Gains on dispositions of non-development properties and revaluation of equity investments upon acquisition of a controlling interest, net" and "Net gains on dispositions of development properties and land, net" are derived. For all periods presented, tell us how these line items reconcile to the line items "Gains on dispositions of investments in real estate and revaluation of equity investments upon acquisition of a controlling interest, net" and "Net gains on dispositions, including related impairment charges and taxes" from your consolidated statements of operations.

3. In the table on page 40, please tell us the nature of the line item "Reconciling items related to noncontrolling interests." Further, please tell us how this adjustment is consistent with NAREIT defined FFO.

Financial Statements

Notes to Consolidated Financial Statements

17. Earnings/Loss per Common Share/Unit, page 86

4. We note your disclosure on pages 81 and 82 that RSUs and LTIP Units are considered participating securities. Please tell us how you considered these participating securities in your earnings per share calculation. Please refer to ASC 260-10-45-61A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarerst, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Accountant